JUNEE LTD

August 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Suying Li, Angela Lumley, Alyssa Wall, Jennifer Lopez Molina

Re:	Junee Ltd
Amendment No.1 to Registration Statement on Form F-1
Filed July 13, 2022
Registration No. 333-266116

Dear Ms. Li, Ms. Lumley, Ms. Wall and Ms. Molina:

Junee Limited (the “Company”, “Junee,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on August 4, 2022, regarding our Registration Statement on Form F-1 submitted on July 13, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment to the Registration Statement on Form F-1 (the “Amendment No.1”) is being filed to accompany this letter.

Cover Page

1. We note your disclosure of “legal and operational risks associated” with your operating subsidiary in Hong Kong. Please revise to clarify that the legal and operational risks associated in China also apply to operations in Hong Kong. In this regard, we note your disclosure that “due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations at any time.”

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and page 22 of the Amendment No.1 to clarify that the legal and operational risks associated in China may also apply to operations in Hong Kong and that we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as OPS HK or Junee, given the substantial operations of OPS HK in Hong Kong and the Chinese government may exercise significant oversight and discretion over the conduct of business in Hong Kong.

Risk Factors

Risk Related to Business page 5

The business of OPS HK may be adversely affected by further increase in interest rates., page 22

2. Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected.

Response: In response to the Staff’s comment, we expanded our disclosure under the subheading “The business of OPS HK may be adversely affected by further increase in interest rates” on page 22, where we disclosed that as of the date of the prospectus, the business operations of OPS HK have not been affected by increase in interest rates.

Exhibit Index, page II-3

3. We note your disclosure that “[t]he U.S. federal income tax laws in connection with this and the legal matters as to United States Federal and New York State law will be passed upon for us by Hunter Taubman Fischer & Li LLC.” However, we note that counsel’s opinions and consents do not refer to New York state law. Please revise to ensure consistency throughout your registration statement. Refer to Staff Legal Bulletin No. 19, Section III.C.1.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the opinions and consents filed as Exhibit 8.2 and Exhibit 23.5 include “Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares,” to the extent such statements only relate to matters of United States Federal tax law. We revised our disclosure on page 151 accordingly.

Very truly yours,

/s/ Yuk Ki (Francis) Chan
Name:	Yuk Ki (Francis) Chan
Title:	Executive Director

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC